UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

By:	/s/ David Siu Kam Choy
Name:	David Siu Kam Choy
Title:	Chief Financial Officer

Date: December 15, 2023

Exhibit Index

Exhibit 99.1—Press Release—Lufax Announces Receipt of Notice Regarding NYSE Continued Listing Standards and Effectiveness of its ADS Ratio Change